SECURITI 05039088 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Netherland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 900
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Roberts (214) 233-1411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas	Texas	75204
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2005 WASH. D.C. 185

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

OATH OR AFFIRMATION

I, J. Dale Netherland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netherland Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE POWELL MOSS
MY COMMISSION EXPIRES
September 24, 2008

Rose Powell Moss
Notary Public

J Dale Netherland
Signature

CHAIRMAN
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS CLARK
& COMPANY

Independent Auditor's Report

Board of Directors
Netherland Securities, Inc.
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

We have audited the accompanying statement of financial condition of Netherland Securities, Inc. as of December 31, 2004, and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark & Company

January 22, 2005

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

Certified Public Accountants • A Professional Corporation
2705 Swiss Avenue • Dallas, Texas 75204 • T: 214.824.2556
F: 214.823.9367 • www.texascpa.com

Netherland Securities, Inc.
Statement of Financial Condition
December 31, 2004

Exhibit A

ASSETS

Cash	$ 54,767
Receivables from brokers or dealers	
Clearance account	10,050
Total assets	$ 64,817

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 34,976
Accrued expenses	11,755
Federal income tax payable	151
Total liabilities	46,882
Stockholder's equity	
Common stock ($0.01 par value, 100,000 shares authorized, 19,000 shares issued and outstanding)	190
Paid in capital	18,810
Retained earnings	(1,065)
Total stockholder's equity	17,935
Total liabilities and stockholder's equity	$ 64,817

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Income
Year Ended December 31, 2004

Exhibit C

Revenues		
Commissions	$	596,933
Interest and dividends		17,967
Advisory and other fees		20,198
Total revenues		635,098
Expenses		
Employee compensation and benefits		490,438
Clearing expense		41,644
Communications		9,236
Other expense		96,179
Total expense		637,497
(Loss) before income tax	(	2,399)
Income tax expense		151
Net (loss)	($	2,550)
(Loss) per share	($	0.13)

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2004

Exhibit E

Balance, beginning of year	$ - 0 -

No increase or decrease for the year ended December 31, 2004.

The accompanying notes are an integral part of this statement.

1. Summary of Significant Accounting Policies (cont'd)

E. Compensated Absences

Employees of NSI are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. The corporation's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers or Dealers

Pursuant to a correspondent agreement with SWS, all customer accounts are forwarded to SWS on a fully disclosed basis. NSI has placed a $10,050 clearing deposit with SWS.

3. Federal Income Tax Payable

NSI's federal tax payable is computed as follows:

	Amount
Statutory rate	($ 360)
Nondeductible items	511
Current income tax payable	$ 151

4. Net Capital Requirements

NSI is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, NSI's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess
$ 5,000	$ 17,885	$ 12,885

NSI does not engage in any transactions which would necessitate the maintenance of a reserve account pursuant to rule 15c3-3. Therefore, the Company claims exemption from these provisions pursuant to Rule 15c3-3(k)(2)(ii).

Netherland Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2004

Schedule 1

Total stockholder's equity	$ 17,935
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	17,935
Deductions	
Total nonallowable assets from Statement of Financial Condition	(50)
Other additions or allowable charges	- 0 -
Total deductions	(50)
Net capital before haircuts on securities positions	17,885
Net capital	$ 17,885

The accompanying notes are an integral part of this schedule.

Netherland Securities, Inc.
Reconciliation of Computations of Reserve Requirements
December 31, 2004

Schedule 3

Netherland Securities, Inc. claims exemption from the reserve requirements of Rule 15c3-3. Pursuant to Rule 15c3-3(k)(2)(ii), Netherland Securities, Inc. is an introducing broker dealer clearing all transactions with and for customers on a fully disclosed basis with SWS Clearing and promptly transmits all customer funds and securities to SWS which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2004

NSI operates as an introducing broker and forwards all transactions and customer accounts to SWS who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to SWS on a same day basis.

Netherland Securities, Inc.

Independent Auditor's Report on Internal Accounting Control

December 31, 2004

Netherland Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control
December 31, 2004

In planning and performing our audit of the financial statements and supplemental schedules of Netherland Securities, Inc. (NSI) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NSI including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of NSI is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NSI has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Netherland Securities, Inc.

Independent Auditor's Report on
Internal Accounting Control

December 31, 2004

Netherland Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control
December 31, 2004

In planning and performing our audit of the financial statements and supplemental schedules of Netherland Securities, Inc. (NSI) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NSI including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of NSI is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NSI has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.